UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)
Yutaka Niihara, M.D., M.P.H. 21250 Hawthorne Boulevard, Suite 800 Torrance, California 90503 (310) 214-0065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29137P109

1.	Name of reporting person. Yutaka Niihara, M.D., M.P.H.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☑ (B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,414,229(1)
	8.	Shared Voting Power	9,693,260(2)
	9.	Sole Dispositive Power	2,414,229(1)
	10.	Shared Dispositive Power	9,693,260(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,107,489
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)	31.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)       Includes (a) 20,000 shares held of record by Dr. Niihara, (b) 44,229 shares of Common Stock held of record by Dr. Niihara as custodian for a minor child of the Reporting Persons and as to which he may be deemed the beneficial owner, since he has sole voting and investment control over the shares, (c) 1,300,000 shares underlying a Common Stock purchase warrant, which is exercisable as to one-half of such shares between January 1, 2018 and May 9, 2021 and as to the remaining one-half of such shares between January 1, 2019 and May 9, 2019, and (d) 1,050,000 shares underlying stock options, which were vested at to 1,000,000 of such shares and will vest as to the remaining 50,000 shares in equal monthly investments over the period ending May 10, 2019, subject to Dr. Niihara remaining in the continuous employ of the Issuer.

(2)       Includes shares of Common Stock held of record jointly by the Reporting Persons, as well as (a) 55,556 shares held of record by Hope International Hospice, Inc., of which the Reporting Persons are the sole stockholders and directors and, as such, are deemed to be the beneficial owners, and (b) 44,444 shares underlying the outstanding principal amount of a convertible promissory note held by the Reporting Persons. The shares shown do not include shares of Common Stock underlying accrued interest on the convertible promissory note to the extent such interest is not paid in cash.

(3)       Based on 35,952,805 shares of Common Stock outstanding as of October 31, 2018.

CUSIP No.	29137P109

1.	Name of reporting person. Soomi Niihara
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☑ (B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,000
	8.	Shared Voting Power	9,693,260 (1)
	9.	Sole Dispositive Power	5,0000
	10.	Shared Dispositive Power	9,693,260 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,698,260
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)	27.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)       Includes shares of Common Stock held of record jointly by the Reporting Persons, as well as (a) 55,556 shares held of record by Hope International Hospice, of which the Reporting Persons are the sole stockholders and directors and, as such, are deemed to be the beneficial owners of such shares, and (b) 44,444 shares underlying the outstanding principal amount of a convertible promissory note held by the Reporting Persons. The shares shown do not include shares of Common Stock underlying accrued interest on the convertible promissory note to the extent such interest is not paid in cash.

(2)       Based on 35,952,805 shares of Common Stock outstanding as of October 31, 2018.

CUSIP No.	29137P109

This Amendment No. 6 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendments Nos. 1, 2, 3, 4 and 5 filed on April 23, 2015, April 27, 2015, April 27, 2015, November 25, 2015 and December 14, 2018, respectively (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his wife, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Life Sciences, Inc., formerly known as Emmaus Holdings, Inc. (“Emmaus”).

Items 4, 6 and 7 of the Amended Schedule 13D are hereby further amended and supplemented by the following information:

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information in Item 6, below, is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 4, 2019, Emmaus entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MYnd Analytics, Inc., a Delaware corporation (“MYnd”), and Athena Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of MYnd (“Merger Sub”). Under the terms of the Merger Agreement, pending stockholder approval of the transaction, Merger Sub will merge with and into Emmaus, with Emmaus surviving the merger and becoming a wholly-owned subsidiary of MYnd (the “Merger”). Subject to the terms of the Merger Agreement, at the effective time of the Merger, Emmaus stockholders, including the Reporting Persons, will be issued shares of MYnd common stock determined based upon the exchange ratio described below in exchange for their shares of Emmaus stock.

The exchange ratio will be determined prior to closing such that the MYnd securityholders (including holders of options and warrants) immediately prior to the effective time of the Merger to collectively own 5.9% and Emmaus securityholders (including holders of options, warrants and convertible notes) immediately prior to the effective time to collectively own 94.1% of the combined company on a fully diluted basis.

Concurrently and in connection with the execution of the Merger Agreement, Dr. Niihara entered into a voting agreement in favor of MYnd, pursuant to which he agrees (solely in his capacity as an Emmaus stockholders) to vote the shares of Common Stock beneficially owned by him in favor of the adoption of the Merger Agreement and against any amendment of Emmaus’ certificate of incorporation or bylaws or any other proposal or transaction involving Emmaus, the effect of which amendment or other proposal or transaction is to delay, impair, prevent or nullify the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any capital stock of Emmaus. The voting agreement will automatically terminate in the event of the termination of the Merger Agreement for any reason. Dr. Niihara may not sell or transfer shares of Common Stock other than under specified circumstances pursuant to the voting agreement.

To implement the voting agreement, Dr. Niihara granted MYnd an irrevocable proxy to vote his shares of Common Stock with respect to the Merger and the Merger Agreement.

The full text of the voting agreement and irrevocable proxy are attached as Exhibits 1 and 2, respectively, to this Amendment.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Voting Agreement dated as of January 4, 2019 between MYnd Analytics, Inc. and Dr. Niihara, including form of Irrevocable Proxy dated January 4, 2019 of Dr. Niihara in favor of MYnd Analytics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Emmaus with the SEC on January 7, 2019).

CUSIP No.	29137P109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., M.P.H.

	By	/s/ SOOMI NIIHARA
Soomi Niihara